Exhibit 99.1

Thomson Reuters Announces Pricing of US$1 Billion Note Offering

NEW YORK, September 22, 2014 – Thomson Reuters (TSX / NYSE: TRI) today announced the pricing of its offering of US$1 billion of debt securities, which consists of US$550 million principal amount of 1.65% notes due 2017, and US$450 million principal amount of 3.85% notes due 2024. The offering is expected to close on September 29, 2014, subject to customary closing conditions. Thomson Reuters plans to use the net proceeds of this offering for general corporate purposes, including, without limitation, to repay outstanding debt securities and finance share repurchases under its previously announced buyback program.

Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., Morgan Stanley & Co. LLC and RBS Securities Inc. are the joint book-running managers for the offering.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. The notes are being offered in the United States pursuant to a registration statement on Form F-10 that was previously declared effective by the U.S. Securities and Exchange Commission (SEC). The public offering of these securities in the United States will be made only by means of the prospectus supplement and an accompanying base shelf prospectus. The prospectus supplement and accompanying base shelf prospectus may be obtained for free at the SEC’s website at www.sec.gov or at the Canadian Securities Administrators’ website at www.sedar.com. Alternatively, a copy of the prospectus supplement and accompanying base shelf prospectus may be obtained, when available, from Deutsche Bank Securities Inc. (phone: +1 800.503.4611 or prospectus.cpdg@db.com; Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, NJ 07311); HSBC Securities (USA) Inc. (phone: +1 866.811.8049 or debtprospectus@us.hsbc.com; 452 Fifth Avenue, New York, NY 10018); Morgan Stanley & Co. LLC (phone: +1 866.718.1649 or prospectus@morganstanley.com; 180 Varick Street, New York, NY 10014, Attn: Prospectus Department); or RBS Securities Inc. (phone: +1 866.884.2071; 600 Washington Boulevard, Stamford, CT 06901).

The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this news release are forward-looking, including Thomson Reuters expectations about the proposed offering, including the timing thereof. There can be no assurance that the offering will be completed. These forward-looking statements are based on certain assumptions and reflect current expectations, including Thomson Reuters intended use of proceeds of the offering. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements,

Thomson Reuters Announces Pricing of US$1 Billion Note Offering

which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Girardin Corporate Affairs +1 646 223 4870 david.girardin@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com